PRESIDIO FUNDS

4/4/2008 NAV: 13.28 Day Change: 0.05

Presidio Fund: PRSDX

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-800-595-3166. Please obtain and carefully read the prospectus before investing.

Newsroom

Dividend Distribution Information - Click Here

Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-800-595-3166.

Dividend Distribution Information

2005 Income and Capital Gain Distributions

No Ordinary Income Distribution
No Short-Term Capital Gains Distribution
No Long-Term Capital Gains Distribution

2006 Income and Capital Gain Distributions

No Ordinary Income Distribution
No Short-Term Capital Gains Distribution
No Long-Term Capital Gains Distribution

2007 Income and Capital Gain Distributions

Record Date:	December 26, 2007
Ex-Dividend Date:	December 27, 2007
Payable Date:	December 27, 2007

No Ordinary Income Distribution
No Short-Term Capital Gains Distribution
Long-Term Capital Gains Distribution of $0.7134 per share

Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-800-595-3166.

Top 10 Holdings

Top Ten Holdings As Of 1/31/2008 (excluding US Treasuries)

Description	Ticker	Percent
streetTRACKS Gold Shares	GLD	3.48%
Advance Auto Parts Inc.	AAP	3.00%
Avid Technology, Inc.	AVID	2.56%
News Corp.	NWS-A	2.36%
Cardinal Health Inc.	CAH	2.36%
FARO Technologies Inc.	FARO	2.34%
Compuware Corp.	CPWR	2.31%
Learning Tree International Inc.	LTRE	2.24%
Carters Inc.	CRI	2.23%
Willbros Group Inc.	WG	2.21%

Sector Weightings

as of January 31, 2008


*Net Cash, 12.84%
Technology, 21.02%
Basic Materials, 14.82%
Consumer Goods and Services, 12.43%
Healthcare, 11.86%
Industrial Goods, 11.51%
Business Services, 6.72%
Retail, 5.74%
Aerospace and Defense, 1.54%
Financial Services, 1.52%

*Net Cash represents cash equivalents less liabilities in excess of other assets.

Industry Sectors	Percent of Net Assets
Technology	21.02%
Basic Materials	14.82%
Consumer Goods and Services	12.43%
Healthcare	11.86%
Industrial Goods	11.51%
Business Services	6.72%
Retail	5.74%
Aerospace and Defense	1.54%
Financial Services and Insurance	1.52%
Net Cash	12.84%